April 29, 2019

Mr. Eric McPhee

Division of Corporate Finance, Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for the year ended December 31, 2018

Filed February 15, 2019

File No. 001-32136

Dear Mr. McPhee:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated April 25, 2019 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2018 of the Company and is responding to the comment of the staff of the Commission (the “Staff”) set forth in the Comment Letter.

Form 10-K for the year ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.              In future filings, please provide a discussion of the collateral characteristics regarding the loans underlying your mortgage servicing rights on a weighted average basis, when applicable, including, but not limited to: unpaid principal balance, loan types, number of loans, type of interest rate (i.e., adjustable or fixed), coupon rate, age, maturity, FICO scores, prepayment rates, delinquency rates, recapture rate (if applicable), and information on delinquencies, foreclosures, REO and bankruptcy. Alternatively, please tell us how you determined this disclosure is unnecessary.

Company Response:

The Company will provide a discussion of the collateral characteristics regarding the loans underlying its mortgage servicing rights on a weighted average basis, as applicable, by adding the following disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations for all periods presented beginning with the Company’s March 31, 2019 Form 10-Q:

The following table sets forth the characteristics of our loan servicing portfolio collateralizing our mortgage servicing rights and servicing revenue ($ in thousands):

March 31, 2019
			Wtd. Avg.	Wtd. Avg.							Annualized
	Servicing		Age of	Portfolio							Prepayments		Delinquencies
	Portfolio	Loan	Portfolio	Maturity	Interest Rate Type				Wtd. Avg.		as a Percentage		as a Percentage
Product	UPB	Count	(in years)	(in years)	Fixed		Adjustable		Note Rate		of Portfolio(1)		of Portfolio(2)
Fannie Mae	$ XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
Freddie Mac	XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
FHA	XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
Total	$ XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%

December 31, 2018
			Wtd. Avg.	Wtd. Avg.							Annualized
	Servicing		Age of	Portfolio							Prepayments		Delinquencies
	Portfolio	Loan	Portfolio	Maturity	Interest Rate Type				Wtd. Avg.		as a Percentage		as a percentage
Product	UPB	Count	(in years)	(in years)	Fixed		Adjustable		Note Rate		of Portfolio(1)		of Portfolio(2)
Fannie Mae	$ XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
Freddie Mac	XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
FHA	XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%
Total	$ XX	XX	XX	XX	XX	%	XX	%	XX	%	XX	%	XX	%

(1)         Prepayments reflect loans repaid prior to six months from the loan’s maturity. The majority of our loan servicing portfolio has a prepayment protection term and therefore, we may collect a prepayment fee which is included as a component of servicing revenue, net.

(2)         Delinquent loans reflect loans that are contractually 60 days or more past due. As of March 31, 2019 and December 31, 2018, delinquent loans totaled $XX million and $XX million, respectively, of which $XX million and $XX million, respectively, were in the foreclosure process. For the periods presented, no loans collateralizing our servicing portfolio are currently in bankruptcy.

Our servicing portfolio represents commercial real estate loans originated in our Agency Business, which are generally transferred or sold within 60 days from the date the loan is funded. Primarily all of the loans in our servicing portfolio are collateralized by multifamily properties. In addition, we are generally required to share in the risk of any losses associated with loans sold under the Fannie Mae DUS program, see Note XX — Allowance for Loss-Sharing Obligations.

The Company considered all of the Staff’s proposed disclosures related to the loans underlying its mortgage servicing rights and included all pertinent items in the disclosures above. Certain proposed disclosures were not included as the Company deemed them to be not applicable, such as FICO scores, which are more applicable for residential mortgages, and are not utilized by the Company.

In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.

Should the Staff have any additional questions, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer